Exhibit 12.1

The Scotts Miracle-Gro Company

Computation of Ratio of Earnings to Fixed Charges(1)

($ IN MILLIONS)	Three Months Ended		Fiscal Year Ended September 30,
	December 31, 2011	January 1, 2011	2011	2010	2009	2008	2007
Loss from continuing operations before income taxes	$(115.5)	$(104.0)	$194.8	$319.9	$208.1	$47.6	$200.4
Fixed charges	21.1	15.2	77.2	69.4	77.7	104.2	95.2
Other(2)	0.1	0.1	0.5	0.5	0.8	0.7	(0.5)
Interest Capitalized	(0.2)	(0.3)	(0.9)	(0.8)	(0.4)	(0.4)	(0.4)

Total adjusted earnings available for payment of fixed charges(3)	$(94.5)	$(88.9)	$271.6	$389.0	$286.2	$152.1	$294.7

Fixed Charges:
Interest expense	$15.3	$9.5	$53.9	$46.8	$56.4	$82.2	$70.7
Interest Capitalized	0.2	0.3	0.9	0.8	0.4	0.4	0.4
Rental expense representative of interest factor	5.6	5.5	22.4	21.8	20.9	21.6	24.1

Total Fixed Charges	$21.1	$15.2	$77.2	$69.4	$77.7	$104.2	$95.2

Ratio of Earnings to Fixed Charges	(4)	(4)	3.5	5.6	3.7	1.5	3.1

(1)	Discontinued operations are excluded from all amounts.
(2)	Includes amortization of capitalized interest and distributed earnings of equity investees and affiliated companies.
(3)	Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.
(4)	Losses were inadequate to cover fixed charges by (in millions): $115.6 for the three months ended December 31, 2011; $104.1 for the three months ended January 1, 2011.